Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Award of Construction Management Contract to
Wood Canada for the Phoenix Uranium Mine

Toronto, ON – February 17, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that, following a competitive tender process, it has awarded Wood Canada Limited (“Wood”), a global leader in consulting and engineering, with the construction management contract (the “CM Contract”) to oversee the building of the Phoenix in-situ recovery uranium mine (“Phoenix”, or the “Project”). This is a key milestone for the Project and represents another crucial step towards the commencement of construction.

David Cates, President & CEO of Denison, commented, “In anticipation of receiving our Federal permits to prepare the site and construct the Wheeler River project, we are pleased to announce the award of the construction management contract to our trusted partners at Wood. The selection of Wood for construction management allows us to leverage our long-standing relationship with Wood’s Canadian team, which began with co-authoring the 2023 Feasibility Study for Phoenix and continued with the detailed design engineering for the Project over the last two years.

We are actively organizing our teams, including the onboarding of key construction personnel, to ensure we are ready to proceed with site preparation as soon as possible upon receipt of all required permits. Given Denison’s strong balance sheet, and advanced state of project engineering, construction planning, and procurement, we stand ready to make a Final Investment Decision and commence construction shortly after securing Federal approval of the Environmental Assessment and Licence to Prepare the Site for & Construct a Mine and Mill.”

John Day, President of Projects Western Hemisphere at Wood, commented: “We value Denison’s continued trust in our team and look forward to working together to lead the Wheeler River project through the construction phase. Having supported Phoenix from the feasibility stage through detailed design, we understand the technical and execution requirements of this project.

Our priority is to enable a safe and seamless transition into execution – maintaining continuity of personnel, applying disciplined project management, and ensuring a predictable path to first production for this landmark project in the Canadian uranium industry. We look forward to continuing to work as an integrated team with Denison, combining our complementary project, construction, and uranium expertise to deliver Phoenix safely and successfully.”

The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards (the “Services”). The Services will be provided by Wood in close consultation with Denison, with members of Wood’s team and Denison’s team holding complementary roles in an integrated project management team.

The selection of Wood for the CM Contract provides important continuity between the engineering and execution phases of the Project and aims to enable the efficient and reliable delivery of the Project during an estimated 24-month construction period. Denison has entered into the CM Contract as the operator of the Project on behalf of the Wheeler River Joint Venture.

About Wheeler River
Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report (the “Wheeler River Report”) summarizing the results of (i) Phoenix FS; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the Project’s EA by the Province of Saskatchewan and conclusion in December 2025 of the Canadian Nuclear Safety Commission Public Hearing for Federal approval of the EA and project construction license. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, and an update to estimated Phoenix initial capital costs disclosed by press release dated January 2, 2026, copies of which are available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison
Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison’s interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV’s SABRE mining method having commenced in 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

About Wood
Wood is a global leader in consulting and engineering, delivering critical solutions across energy and materials markets. Wood provides consulting, projects and operations solutions in 60 countries, employing around 35,000 people. For more information, visit www.woodplc.com

For more information, please contact

David Cates                                         (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                          (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

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Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Person in accordance with the requirements of NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Wheeler River and Phoenix, including the Company’s outlook generally with respect to in-situ recovery mine development and operations on the Wheeler River property; the CM Contract and its current terms; the status of regulatory approvals and pending final investment decision, conditional on permitting; timing, readiness and mobilization for construction, and construction planning; current outlook for the achievement of first production; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.